HCM FREEDOM FUND
SERVICE CLASS (HCMFX)

A SERIES OF THE DIREXION FUNDS

Supplement dated May 30, 2013 to the
Summary Prospectus, Prospectus and
Statement of Additional Information ("SAI") each dated December 28, 2012

IMPORTANT NOTICE REGARDING CHANGE OF INVESTMENT POLICY FOR THE FUND

The Board of Trustees of the Direxion Funds (the "Trust"), upon the recommendation of Rafferty Asset Management, LLC, the adviser for the HCM Freedom Fund (the "Fund"), has approved a change in the Fund's principal investment strategy.  Effective on or about July 29, 2013 (the "Effective Date"), the Fund's principal investment strategy will be as follows:

Principal Investment Strategy
The Fund's subadviser, Horizon Capital Management, Inc. ("HCM" or Subadviser"), employs a dynamic asset allocation strategy pursuant to which the Fund invests in a broad range of U.S. and foreign equity and fixed income securities.  The Fund makes both "long" and "short" investments in equity securities of domestic and foreign issuers, directly and indirectly through sponsored or unsponsored American Depository Receipts ("ADRs"), exchanged-traded funds ("ETFs") and other investment companies.  Additionally, the equity securities in which the Fund may invest include large- small- and medium-capitalization companies and issuers in emerging markets countries.  The Fund is a "non-diversified" fund, meaning that a relatively high percentage of its assets may be invested in a limited number of issuers of securities.  The Fund employs an aggressive management strategy that typically results in high portfolio turnover.

The Fund also may invest in fixed income securities directly or indirectly through ETFs and other investment companies.  The Fund may invest in fixed-income securities with varying maturities
(e.g., long-, intermediate- or short-term) and credit qualities (e.g., investment grade or non-investment grade).  Securities that are rated lower than investment grade, high yield securities or "junk bonds," generally provide high income in an effort to compensate investors for their higher risk of default, which is the failure to make required interest or principal payments.  The Fund may invest without limit in high yield securities.

The Fund may also seek leveraged returns by investing in derivative instruments, such as futures contracts, forward contracts, options and swaps, which can include swaps on stock, ETFs and mutual funds. In utilizing this swap strategy, the Fund may take positions in levered instruments that create investment exposure between from 100% and 190% of the value of the Fund's assets. Leveraging generates returns that are more pronounced, both positively and negatively, than what would be generated on the invested capital without leverage, thus changing small market movements into larger changes in the value of the investments.  In determining the amount and type of levered investments to make, HCM analyzes trends in market performance and volatility, as well as the volatility patterns of assets referenced in the derivative instruments. Generally, the Fund will seek greater leveraged investment exposure in periods of market strength that are coupled with low volatility. On a daily basis, the Fund will hold U.S. government securities and repurchase agreements to collateralize its investments in derivative investments.

The Fund attempts to limit losses and manage risk by exiting positions when HCM believes that potential portfolio gains are not sufficient to justify the potential risk of loss.  HCM attempts to identify and profit from market trends, making long investments for the Fund in areas of the market that have risen somewhat and appear to offer additional upside and short investments for the Fund in areas of the market which have begun to decline and appear likely to decline further.  HCM attempts to identify changing market conditions based on proprietary technical analysis of trends, relative strength of various sectors of the markets as well as seasonal considerations.  The Fund's portfolio is positioned in response to movements by particular indexes, market segments or even particular securities in an attempt to participate in a developing trend.  HCM may attempt to anticipate market moves and initiate appropriate action in advance of actual market movements.  When HCM has not identified to its satisfaction areas of the market in which it feels comfortable investing, whether long or short, HCM may invest portions or all of the Fund's assets in cash or cash equivalents for capital preservation.

The Fund is required to provide shareholders with 60 days' advance notice of a change in principal investment policy.  This Supplement serves as the required notice.
Questions regarding these changes may be directed to the Fund at (866) 851-0511.
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Please retain this Supplement with the Summary Prospectus, Prospectus and SAI.